

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2011

Via U.S. Mail
Robert E. Jordan
President
Dixie Foods International, Inc.
115 N.E. 6th Boulevard
Williston, FL 32696

   Re: **Dixie Foods International, Inc.**
     Amendment No. 3 to Registration Statement on Form S-1
     Filed March 17, 2011
     File No. 333-170662

Dear Mr. Jordan:

   We have reviewed your amended registration statement and letter dated March 17, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Unaudited Financial Statements for the Three Months Ended November 30, 2010

Notes to Financial Statements

Note 10 – Deferred Offering Costs, page F-21

1. We note your response to our prior comment five and the related revisions to your filing. Your response does not adequately address your consideration of the disclosure requirements regarding the correction of an error in previously issued financial

statements. Please revise to disclose that your financial statements were restated and provide the disclosure required by FASB ASC 250-10-50 or tell us why such disclosure is not deemed to be necessary.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551- 3335 or Ethan Horowitz, Branch Chief at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile ((786) 513-8522)
       Joel Bernstein, Esq.
       2666 Tigertail Avenue, Suite 104
       Miami, Florida 33133